EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

December 30, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: AVALON RARE METALS INC

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on December 29, 2011.

1. Proxy
2. President's Letter 2011
3. Notice of Meeting, Information Circular, Management's Discussion and Analysis and Consolidated Financial Statements for the year ended August 31, 2011
4. Online Voting Insert
5. Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Lori Thompson
Senior Manager, Client Relations
Telephone: 416.361.0930 ext.243
lthompson@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations